SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of July, 2004

Bennett Environmental Inc.

(Translation of registrant’s name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

     Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)

Date: July 26, 2004	By:	/s/ Al Bulckaert [Print] Name: Al Bulckaert Title: Chief Executive Officer

For Immediate Release

Bennett Environmental Invites You to Join Its
Second Quarter 2004 Results Investor Call

Oakville, Ontario, July 15th, 2004 — Bennett Environmental Inc., a North American leader in the high temperature treatment of contaminated soils, invites you to listen to its conference call via a live teleconference on Thursday, July 22nd, 2004 at 14:00 Eastern Time. In conjunction with Bennett Environmental’s second quarter 2004 earnings release, senior management will discuss the quarter’s financial and operating results.

Date:	Thursday, July 22nd, 2004

Time:	14:00 Eastern Time

Dial In Number:	1-877-563-8311

If you are unable to participate in the live teleconference, a rebroadcast will be made available on Bennett Environmental’s website at:

http://www.bennettenv.com/cgi/investor

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s proprietary technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert or Rick Stern at the Oakville office at (905) 339-1540.

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Press Release	PR 148 - 2004 07 15

For Immediate Release

Bennett Environmental Appoints New Executive Officer

New Organization Changes Made To Strengthen Sales Team

Oakville, Ontario, July 20, 2004 — Bennett Environmental Inc., a North American leader in the thermal treatment of contaminated soil, announced today that it has appointed a new Chief Financial Officer and made Sales organization changes to strengthen the sales team.

Bennett Environmental Inc. is pleased to announce that Mr. Andrew Boulanger has been appointed as Chief Financial Officer. Mr. Boulanger is a seasoned professional with a well-rounded background of financial experience. Prior to joining Bennett Environmental, he was Chief Financial Officer of Allied Global Holdings Inc., a privately held financial services company and has held several finance leadership positions with Slater Steel and Co-Steel. Mr. Boulanger is a Chartered Accountant and brings with him a wealth of experience in financial and strategic planning, operations, treasury and investor relations. Andrew succeeds Rick Stern, who is leaving to pursue other interests.

“We are pleased to have a person of Andrew’s caliber join our management team”, stated Allan Bulckaert, President and Chief Executive Officer of Bennett Environmental Inc. “Andrew brings the exact skills required to help guide our company as we significantly expand our business with the addition of a new facility in Belledune, New Brunswick.” Mr. Bulckaert added, “I would like to thank Rick for his significant contribution to our company and the leadership he has provided in his financial role.”

Other organizational changes announced today are that Mr. Bryan Maskell has been promoted to Vice-President, North American Sales and will be responsible for the Company’s sales efforts throughout North America. Previously Mr. Maskell was Vice-President, Canadian Sales. He has over 20 years of successful senior level sales experience in the waste management business in North America. Mr. Bulckaert said, “we are restructuring our sales organization to put more focus on building relationships with key customers and leveraging other sales partnership arrangements to increase our sales particularly in the US. We look forward to having Bryan lead the sales team in these new initiatives.”

In addition, two sales executives have been added to the US sales organization. Mr. Jim Dilts will lead our sales initiatives in the US Central East region and Mr. Bill Eaton will be responsible for sales in the US North East. Both are seasoned senior sales executives and each has over 15 years sales experience in the soil and waste management business in the US market. Mr. Dilts and Mr. Eaton will be based in Virginia and Massachusetts respectively.

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For Immediate Release

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s proprietary technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert or Andrew Boulanger at the Oakville office (905) 339-1540.

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Press Release	PR 149 - 2004 07 20

For Immediate Release

BENNETT ENVIRONMENTAL UPDATES STATUS OF CONTRACT TO
PROCESS CONTAMINATED SOILS FROM FEDERAL CREOSOTE

Oakville, Ontario, July 22nd, 2004 — Bennett Environmental today reported on the status of its contract to treat soil contaminated with wood treatment chemicals from Phase III of the Federal Creosote Superfund Site (“FC Site”) in Manville, New Jersey.

In June, 2003 Bennett announced that it had been awarded a contract (the “Phase III Contract”) to treat an estimated 300,000 tons of soil from the FC Site.

Bennett has treated contaminated material derived from three phases of work at the FC Site. Bennett has always performed work in relation to the FC Site pursuant to contracts awarded by the prime contractor on the site, Sevenson Environmental Services, Inc. (“Sevenson”). The Phase III Contract took the form of an “indefinite quantity/indefinite delivery” standard form purchase order signed by Bennett and Sevenson which was stated to be for the delivery of 300,000 tons plus or minus 15%. The actual amount ultimately to be treated by the Corporation and the timing of deliveries under the contract could not precisely be ascertained in advance. Bennett’s experience over the two year period leading to the award of the Phase III Contract suggested it would treat the full 300,000 tons. In the two previous phases of FC Site work, Bennett received and treated 101,000 tons which is well over the maximum quantity specified in the subcontracts it entered into for that work.

Shortly after the award of the contract in May 2003, an unsuccessful bidder protested the award to the United States Army Corps of Engineers (“Corps”) which supervises the contractors on the FC Site responsible for the remediation process and consents to the award of subcontracts under U.S. government procurement regulations.

The Corps purported to withdraw its consent to the Phase III Contract but consented to ship up to 10,000 tons for treatment under the Phase III Contract. Sevenson did not take any action to cancel the original purchase order for approximately 300,000 tons.

Since August, 2003 Bennett has attempted through U.S. Freedom of Information Act requests and numerous interventions by its counsel to ascertain the precise status of the Phase III Contract. Throughout this period Bennett has been actively performing and receiving payment for services at the FC Site. It has accepted about 7,000 tons under the Phase III Contract. Bennett’s best information, based on July, 2004 correspondence from the Corps, is that the Phase III Contract remains in effect but that future deliveries under it are highly unlikely to resume. Shipments will continue under another contract as described below.

After the protest of the Phase III Contract and the purported withdrawal by the Corps of its consent to that contract, Sevenson purported in May, 2004 to award further new subcontracts for the same type of services at the FC Site as were covered by the Phase III

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For Immediate Release

Contract. Bennett has repeatedly asked Sevenson to state whether the 2004 contracts supplement or purport to supersede the Phase III Contract. Sevenson has never responded formally to these queries. To benefit from deliveries from the FC site, Bennett elected to participate in the contract process. Without waiving any of its rights under the Phase III Contract, Bennett entered on June 3, 2004 into an indefinite quantity/indefinite delivery subcontract with a guaranteed minimum of 1,000 tons and a maximum of 100,000 tons for the same type of services as were covered by the Phase III Contract. The new subcontract is on less favourable economic terms than the Phase III Contract but consistent with pricing under contracts concluded before the Phase III Contract. Assuming only 100,000 tons rather than 300,000 tons is shipped under this contract, it will remove $90 million from the contract backlog. On July 21, Bennett received the first shipment of 220 tons under the 2004 subcontract. Management is awaiting a definitive US Environmental Protection Agency design plan that is currently in preparation to better evaluate the prospects for additional contracts for the FC Site.

Sevenson remains a key customer of Bennett. With respect to future work, Bennett’s best information is that Sevenson still intends to make deliveries under the June, 2004 contract and Bennett intends to pursue additional work on the FC Site. Bennett understands the Corps and Sevenson are satisfied with Bennett’s performance. Bennett intends to take all commercially reasonable steps to receive shipments of soils from the FC Site in a manner that both protects its contractual rights and preserves its commercial relationship with Sevenson.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s proprietary technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert or Rick Stern at the Oakville office (905) 339-1540.

Notes regarding forward-looking information

This news release includes statements about expected future events and/or financial results that are forward looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of various factors, many of which are beyond the Company’s control. Discussions of the various factors that may affect future

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For Immediate Release

results are contained in the Company’s filings with the Securities and Exchange Commission and Ontario Securities Commission.

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For Immediate Release

Bennett Environmental Announces Q2 2004 Results

Oakville, Ontario, July 22, 2004 — Bennett Environmental Inc., a North American leader in the high temperature treatment of contaminated soils, announces Q2 revenue of $3,894,643 and a loss of $2,150,420. This compares with revenues of $13,369,587 and earnings of $2,162,824 in the same period a year ago. The Company had a loss of $0.12 per fully diluted share in the quarter versus a profit of $0.13 per fully diluted share in the same quarter in 2003.

Total volumes processed during the quarter were 4,000 tonnes versus 13,000 tonnes for the same period last year. The operation of Bennett’s Saint Ambroise, Quebec, thermal treatment facility resumed in late May following an unscheduled two month shutdown due to lack of soil, and shipments of soil were less than expected through the month of June.

The Company expects that the volumes of soil processed in the third quarter of 2004 will be comparable to the same period last year, when 20,000 tonnes were treated. Fourth quarter volumes are expected to be a minimum of 20,000 tonnes. At the end of the second quarter, storage was about 1,000 tonnes and is expected to increase to over 10,000 tonnes by the end of the third quarter in September. The Saint Ambroise facility is expected to operate at about 80% of capacity overall this quarter.

Construction of the Company’s new plant in Belledune, New Brunswick, is currently 95% complete and the plant will enter the commissioning phase, as planned, within the next month. Bennett plans to complete compliance testing and receive an operating permit in the fourth quarter.

However, the Company is dependent on the soil delivery schedule from the Federal Creosote project in New Jersey to begin production at Belledune. Only when it is clear that sufficient volumes of shipments will be received for processing at Belledune, will the facility begin operations. This will ensure that the Company can most effectively manage costs and protect margins until greater volumes of soil are assured.

“Our second quarter results are very disappointing and not representative of the potential of this company,” said Allan Bulckaert, President and CEO. “We have done a solid job in minimizing expenses in the quarter to mitigate the impact of low soil deliveries. However, our challenge remains to have a constant flow of material from a variety of projects through the remainder of the year. We want to ensure sufficient inventory in our storage facilities by year-end as we enter into the winter months.”

“To secure higher and more stable inventories of soil from a variety of sources, we have begun a series of initiatives to build our sales organization,” said Mr. Bulckaert. “Over the past month, we have added two seasoned sales executives to our U.S. sales staff. This is the first time Bennett has had experienced sales executives on the ground full-time in the U.S. We are also in discussions with other soil treatment companies with the goal of forming new sales partnerships.”

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For Immediate Release

“I am also pleased to announce that, effective September 6, 2004 Andy Boulanger will join Bennett as Chief Financial Officer. Andy replaces Rick Stern, who is leaving the Company on September 30. Rick has ably served Bennett as CFO for the past four years. Andy brings a wealth of senior level, public company experience and has strong financial and operational skills.”

Finally, Bennett will be closing its Vancouver office and consolidate all accounting and administrative functions in Toronto by December 31, 2004.

“Bennett has not lost its ability to generate high margins on the treatment of healthy volumes of soil,” said Mr. Bulckaert. “As we return to higher operating levels, our results will improve dramatically and I am confident we can make significant progress within the next year.”

The financial outlook for the Company remains strong. The Company has a healthy balance sheet with cash on hand of $13,940,484, untapped lines of credit of $10,000,000 and 90% of the Belledune expenditures completed. The Company expects to be cash flow positive in the third and fourth quarters of 2004 and beyond.

Results of Operations

The Company’s operating costs of $3,626,903 for the second quarter were lower than the $6,503,884 for the same period last year and reflect the significantly lower plant utilization in the quarter. In total, 4,000 tonnes of soil were processed in the quarter compared to 13,000 tonnes for the same period last year. Plant capacity utilization was approximately 16% and was limited by a lack of soil for processing for two months throughout the quarter.

Administrative and Business Development costs of $2,746,786 were overall, slightly higher than the $2,612,308 incurred in the same quarter in 2003. However, included in Q2 2003 Administration and Business Development expenses were $921,046 for stock based compensation versus $169,059 included in the Q2 2004 expenses. Adjusted for this item, increased expenditures of $886,465 for insurance, salaries and legal and professional fees comprised the bulk of the increase. Effective January 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants for accounting for stock based compensation. The amended recommendations have been applied retroactively, with restatement of prior periods.

Amortization and depreciation was $624,387 for the quarter and reflects the increase in depreciation for the new storage facility constructed at the Saint Ambroise plant in mid 2003 and depreciation of assets and operating permits associated with the Eco Logic International purchase in late 2003.

The Company has cash of $13,940,484 after the expenditure of $8,919,696 in the quarter for the construction of the new facility in Belledune, New Brunswick. The Company also

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For Immediate Release

has an untapped line of credit of $10,000,000 at its disposal and has no plans at this time for its use. Receivable balances of $22,848,068 are down significantly from year-end and are expected to be further reduced in the third quarter due to the payment of outstanding invoices by the Government of Canada as part of a negotiated payment schedule for the Saglek Labrador project. The balance of outstanding shares at June 30, 2004 was 18,345,339.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s proprietary technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (“BEV”) and the American Stock Exchange (“BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert or Rick Stern at (905) 339-1540.

Notes regarding forward-looking information

This news release includes statements about expected future events and/or financial results that are forward looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of various factors, many of which are beyond the Company’s control. Discussions of the various factors that may affect future results are contained in the Company’s filings with the Securities and Exchange Commission and Ontario Securities Commission.

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Press Release	PR 151 - 2004 07 22

For Immediate Release

BENNETT ENVIRONMENTAL INC.

Consolidated Balance Sheets
(Expressed in Canadian dollars)
As at June 30, 2004 with comparative figures
As at December 31, 2003

	June 30	December 31
	2004	2003
	(unaudited)	(Audited)
		(Restated - Note 2)
Assets
Current assets
Cash and cash equivalents	$13,940,484	$12,586,353
Accounts receivable	22,848,068	29,012,175
Income tax receivable	1,235,588	—
Work-in-progress	37,973	151,893
Prepaid expenses and other	3,145,739	2,154,983

	41,207,852	43,905,404

Investment	501,593	568,193
Property plant and equipment	41,008,052	23,779,384
Other assets	7,341,997	6,777,953
Goodwill	646,638	646,638

	$90,706,132	$75,677,572

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$4,171,263	$9,964,937
Income taxes payable	—	2,961,632
Current portion of long-term debt	9,543	4,601

	4,180,806	12,931,170

Future income tax liability	2,586,506	2,616,861
Deferred revenue	—	814,409
Long-term debt	303,242	417,143

Shareholders’ equity
Share capital	55,563,951	28,397,470
(Common shares outstanding 18,345,339 (2003 - 17,145,789))
Contributed surplus	1,258,147	1,201,776
Retained earnings	26,813,480	29,298,743

	83,635,578	58,897,989
	$90,706,132	$75,677,572

See accompanying notes to consolidated financial statements.

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For Immediate Release

BENNETT ENVIRONMENTAL INC.

Consolidated Statement of Operations and Retained Earnings (Deficit)
(Expressed in Canadian dollars)
For the Six-Month Period Ended June 30, 2004 with comparative figures for the Six-Month Period Ended June 30, 2003, and the Three-Month Period Ended June 30, 2004 with the comparative figures for the Three-Month Period Ended June 30, 2003

	6 months		3 months
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Sales	$12,836,827	$25,419,700	$3,894,643	$13,369,587
Interest and other income	250,077	333,831	129,198	65,551

	13,086,904	25,753,531	4,023,841	13,435,138
Expenses
Operating costs	9,309,846	11,677,955	3,626,903	6,503,884
Administration and business development	5,828,772	4,581,937	2,746,786	2,612,308
Amortization	1,281,724	847,209	624,387	406,034
Foreign exchange	(75,140)	481,319	(71,452)	265,653

Interest expenses	48,301	50,921	22,733	14,207

	16,393,503	17,639,341	6,949,357	9,802,086

Earnings (loss) before income taxes	(3,306,599)	8,114,190	(2,925,516)	3,633,052

Income tax expense
Current	(1,260,296)	2,986,973	(1,318,061)	1,356,801
Future	438,960	50,000	542,965	113,427

	(821,336)	3,036,973	(775,096)	1,470,228
Net earnings (loss)	(2,485,263)	5,077,217	(2,150,420)	2,162,824
Retained earnings (deficit), beginning of period	29,298,743	11,621,859	28,963,900	14,716,556
Retained earnings, end of period	$26,813,480	$16,699,076	$26,813,480	$16,879,380

Basic earning per share	$(0.14)	$0.30	$(0.12)	$0.13

Fully diluted earnings per share	$(0.14)	$0.30	$(0.12)	$0.13

See accompanying notes to consolidated financial statements.

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For Immediate Release

BENNETT ENVIRONMENTAL INC.

Consolidated Statement of Cash Flows
(Expressed in Canadian dollars)
For the Six-Month Period Ended June 30, 2004 with comparative figures for the Six-Month Period Ended June 30, 2003, and the Three-Month Period Ended June 30, 2004 with the comparative figures for the Three-Month Period Ended June 30, 2003

	6 months		3 months
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
CASH PROVIDED BY (USED IN):
Operations
Net earnings (loss)	$(2,485,263)	$5,077,217	$(2,150,420)	$2,162,824
Items not involving cash
Amortization	1,281,724	847,209	624,387	406,034
Equity investment loss	66,600	—	33,301	—
Increased stock-based compensation	338,118	1,101,350	169,059	921,046
Shares issued for services rendered	—	2,840	—	2,840
Future income taxes	438,960	50,000	542,965	113,427
Deferred revenue	(814,409)	—	(93,321)	—

	(1,174,270)	7,078,616	(874,029)	3,606,171
Change in non-cash operating working capital
Accounts receivable	6,164,107	(3,657,691)	3,258,897	(1,570,341)
Income taxes receivable	(1,235,588)	—	(1,235,588)	—
Work-in-progress	113,920	143,352	56,960	197,039
Prepaid expenses and other	(990,756)	(1,263,640)	92,603	173,773
Accounts payable and accrued liabilities	(5,793,674)	(2,211,466)	(1,636,499)	15,203
Income taxes payable	(2,961,632)	(4,998,607)	(143,400)	(871,852)

	(4,703,623)	(11,988,052)	392,973	(2,056,178)
Financing activities
Repayments of long-term debt	(108,959)	(523,123)	(2,183)	(259,731)
Share capital, issued for cash	26,415,418	676,840	460,216	188,126

	26,306,459	153,717	458,033	(71,605)
Investing Activities
Purchase of capital assets	(18,320,391)	(3,450,467)	(8,919,696)	(1,924,069)
Increase in other assets	(754,044)	(556,271)	(348,368)	(494,789)

	(19,074,435)	(4,006,738)	(9,268,064)	(2,418,858)
Decrease in cash and cash equivalents	1,354,131	(8,762,457)	(9,291,087)	(940,470)
Cash and cash equivalents, beginning of period	12,586,353	19,267,639	23,231,571	11,445,652

Cash and cash equivalents, end of period	$13,940,484	$10,505,182	$13,940,484	$10,505,182

Supplementary disclosure of cash flow information:

Cash paid for:
Interest paid	30,118	17,721	12,028	15,536
Income taxes paid	4,073,650	7,985,580	103,650	—

See accompanying notes to consolidated financial statements.

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For Immediate Release

Notes to the Consolidated Financial Statements (UNAUDITED)

1.	Basis of Presentation:

These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and accordingly, do not include all disclosures required for annual financial statements. In the opinion of management, all adjustments, including reclassifications and normal recurring adjustments necessary to present fairly the financial position, results of operations and retained earnings, and cash flows at June 30, 2004 and for all periods presented, have been made. Interim results are not necessarily indicative of the results for a full year.

These consolidated interim financial statements should be read in conjunction with the December 31, 2003 annual financial statements and notes thereto included in the 2003 Annual Report.

2.	Change in accounting policies:

These consolidated interim financial statements follow the same accounting policies and methods of application as our annual consolidated financial statements, except for the following:

Effective January 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for accounting for stock-based compensation. The amended standard requires recognition of an estimate of the fair value of stock-based awards in earnings. Previously, the Company provided note disclosure of pro forma net income as if a fair value based method had been used.

The amended recommendations have been applied retroactively, with restatement of prior periods. The restatement at January 1, 2004 resulted in an increase to share capital at December 31, 2003 of $493,601 (2002 — $4,498), contributed surplus of $1,201,776 (2002 — $492,077) and a decrease to retained earnings of $1,695,377 (2002 — $496,575). The adjustments represent the total compensation expense which would have been recorded had a fair value based method been used for stock options granted after January 1, 2002 and adjustments for exercised options. Compensation expense related to stock options for the three and six months ended June 30, 2004 is

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For Immediate Release

$169,059 and $338,118 respectively (three months ended June 30, 2003 — $921,046, six months ended June 30, 2003 — $1,101,350).

	As previously
	Reported	Adjustment	Restated
As at December 31, 2002:
Retained earnings	$11,621,859	($496,575)	$11,125,284
Share capital	2,388,2001	4,498	23,886,499
Contributed surplus	—	492,077	492,077

As at December 31, 2003:
Retained earnings	30,994,120	(1,695,377)	29,298,743
Share capital	27,903,869	493,601	28,397,470
Contributed surplus	—	1,201,776	1,201,776

3 months ended June 30, 2003:
Admin. and business development	1,691,262	921,046	2,612,308
Net earnings	3,083,870	(921,046)	2,162,824
Basic earnings per share	0.18		0.13
Fully diluted earnings per share	0.18		0.13

6 months ended June 30, 2003:
Admin. and business development	3,480,587	1,101,350	4,581,937
Net earnings	6,178,567	(1,101,350)	5,077,217
Basic earnings per share	0.37		0.30
Fully diluted earnings per share	0.36		0.30

3.	Share capital:

a.	The issued share capital of the Company is as follows:

	Common	Amount
		(Restated Note 2)
Balance at December 31, 2003	17,145,789	$28,397,470

Issued during the six months ended June 30, 2004 for:
Exercise of options for cash	199,550	1,816,515
Stock-based compensation related to exercise of options		281,747
Shares issued for private placement	1,000,000	26,000,000

	18,345,339	56,495,732
Share issuance cost		(1,401,096)
Future income tax recovery		469,315

Balance at June 30, 2004	18,345,339	$55,563,951

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For Immediate Release

b.	Stock option activity for the six months ended June 30, 2004 is as follows:

Shares
Outstanding, December 31, 2003	1,120,602
Exercised	(199,550)

Outstanding, June 30, 2004	921,052

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